SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                FORE SYSTEMS INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                   COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    345449102
                         -------------------------------
                                 (CUSIP Number)




             Alberto W. Vilar, Amerindo Investment Advisors Inc.,
                    One Embarcadero Center, Suite 2300
           San Francisco, CA 94111-3162; Telephone:  (415) 362-0292
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                JUNE 21,1996
- --------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following space     .
                                                                       ---

Check the following space if a fee is being paid with the statement    .  (A
                                                                    ---
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

CUSIP
No.  345449102                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC., a California corporation, AMERINDO INVESTMENT ADVISORS, INC., a Panama corporation, ALBERTO W. VILAR and GARY A. TANAKA, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     See Item 6 of separate cover pages for Reporting Persons

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           4,309,000 shares in the aggregate for all Reporting Persons
    Reporting        and as to all of which beneficial ownership is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,309,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,309,000 shares in the aggregate for all Reporting Persons and as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    4.90%

- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                               IA

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 2 of 13 -

CUSIP
No.  345449102                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS INC.

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     California

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           3,631,500 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     3,631,500 shares, as to all of which beneficial ownership
                     is disclaimed
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     3,631,500 shares, as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                   4.13%
- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                              IA
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 3 of 13 -

CUSIP
No.  345449102                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     AMERINDO INVESTMENT ADVISORS, INC.

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     Panama

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           677,500 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     677,500 shares, as to all of which beneficial ownership
                     is disclaimed
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     677,500 shares, as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                            [X]
- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  .77%
- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                            IA
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 4 of 13 -

CUSIP
No.  345449102                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     ALBERTO W. VILAR

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           4,309,000 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,309,000 shares, as to all of which beneficial ownership
                     is disclaimed
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,309,000 shares, as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                               [X]
- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                    4.90%
- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 5 of 13 -

CUSIP
No.  345449102                        13D/A

- --------------------------------------------------------------------------------
  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     GARY A. TANAKA

- --------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group*            (a)   [ ]

                                                                  (b)   [ ]
- --------------------------------------------------------------------------------
  3  SEC Use Only

- --------------------------------------------------------------------------------
  4  Source of Funds*
     00
- --------------------------------------------------------------------------------
  5  Check Box if Disclosure of Legal Proceedings is Required           [ ]

- --------------------------------------------------------------------------------
  6  Citizenship or Place of Organization

     United States

- --------------------------------------------------------------------------------
                 7   Sole Voting Power

    Number of        NONE
     Shares    -----------------------------------------------------------------
  Beneficially   8   Shared Voting Power
    Owned By
      Each           4,309,000 shares, as to all of which beneficial ownership
    Reporting        is disclaimed
     Person    -----------------------------------------------------------------
      With       9   Sole Dispositive Power

                     NONE
               -----------------------------------------------------------------
                 10  Shared Dispositive Power

                     4,309,000 shares, as to all of which beneficial ownership
                     is disclaimed
- --------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned By Each Reporting Person

     4,309,000 shares, as to all of which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) excludes Certain
     Shares*                                                              [X]
- --------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                  4.90%
- --------------------------------------------------------------------------------
 14  Type of Reporting Person*                                             IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     - 6 of 13 -

ITEM 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this statement relates is the Common Stock of Fore Systems Inc. ("the Issuer"), whose principal executive offices are located at 174 Thorn Hill Rd, Warrendale, PA 15086-7535.


ITEM 2.   Identity and Background.
          -----------------------

          This statement is being filed by Amerindo Investment
Advisors Inc., a California corporation whose principal executive offices are located at One Embarcadero Center, Suite 2300, San Francisco, California, 94111 ("Amerindo"), Amerindo Investment Advisors, Inc., a Panama corporation, whose principal executive offices are located at Edificio Sucre, Calle 48 Este, Bella Vista, Apartado 6277, Panama 5, Panama ("Amerindo Panama") and Alberto W. Vilar and Gary A. Tanaka. Although this statement is being made jointly by Amerindo, Amerindo Panama and Messrs. Vilar and Tanaka, each of them expressly disaffirms membership in any group under Rule 13D-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise.

          Amerindo is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. Messrs. Alberto W. Vilar and Gary A. Tanaka, whose business addresses are the same as those set forth for Amerindo and each of whom is a U.S. citizen, are the only directors and executive officers of Amerindo Panama. They are also the only directors and executive officers of Amerindo, other than Mr. James H. Furey, Chief Operating Officer, and Mr. Joaquin Garcia-Larrieu, Chief Financial Officer. Mr. Furey's business address is at Amerindo's offices at 399 Park Avenue, New York, New York 10022, and Mr. Garcia's business address is
Gables International Plaza, 2655 Le Jeune Road, Suite 1112, Coral Gables,
FL 33134. Amerindo, Amerindo Panama and Messrs. Vilar and Tanaka are sometimes hereinafter collectively referred to as the "Reporting Persons." Messrs. Young and Garcia are sometimes hereinafter collectively referred to as the "Other Named Individuals."

          During the last five years, none of the Reporting Persons or Other Named Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual or entity been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amounts of Funds or Other Consideration.
          --------------------------------------------------

          All purchases of the subject securities by the Reporting Persons have been in the ordinary course of the respective businesses of Amerindo and Amerindo Panama (collectively, the "Advisor Entities") as investment advisors. Accordingly, the funds used to purchase the subject securities have been client funds pertaining to accounts under management. Purchases of the Issuer's securities by the Named Individuals would all be and have all been made with their personal funds, except that margin credit may also be, and may have been, employed.


                                     - 7 of 13 -

ITEM 4.   Purpose of Transaction.
          ----------------------

          All of the subject securities have been purchased by the Advisor Entities in the ordinary course of their respective businesses as investment advisors and not with the purpose of effecting changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act. Additionally, because each of the Advisor Entities is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among any of the Reporting Persons to act together with respect to the Issuer or its securities, except that they may, from time to time and provided that transactions are otherwise being effected at the same time, aggregate orders for client accounts in order to receive more favorable trading terms. Any of the subject securities acquired or which might in the future be acquired by any of the Named Individuals have been and would be acquired for investment and not with the purpose of effecting of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13D-3(b) under the Exchange Act.


ITEM 5.   Interests in Securities of Issuer.
          ---------------------------------

        (a) See Exhibit "A" attached hereto for information setting forth for each of the Reporting Persons and for each Named Individual the aggregate number of shares of the Common Stock if Issuer beneficially owned by such person as of June 21, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10K for the Year ended MARCH 31, 1996, unless information has been obtained as of a later date directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed except as set forth in the Exhibit).

        (b) Messrs. Vilar and Tanaka share voting and dispositive power over all shares shown as owned by any of the Reporting Persons; however, each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days. Each of the Other Named Individuals has sole voting and dispositive power as to the shares shown in Exhibit "A" as owned by him.

        (c) The table contained in Exhibit "B" attached hereto sets forth for each of the Reporting Persons and Named Individuals information concerning all acquisitions and dispositions of Issuer's Common Stock by any such person during the period beginning on April 15, 1996, and ending on June 21, 1996, including (i) the date of the transaction (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.

        (d) The shares covered by this statement are all owned by clients of the Advisor Entities. No such person's interest in the securities included in this statement exceeds 5% of the class outstanding.

        (e)  Inapplicable.


                                     - 8 of 13 -

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Messrs. Vilar and Tanaka are the sole shareholders and directors of each of the Advisor Entities. As stated above, clients of those Entities generally have the right to terminate their investment advisory arrangements with those Entities on notice of 30 days or less.



ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          Inapplicable


                                     - 9 of 13 -

                               SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                  AMERINDO INVESTMENT ADVISORS INC.,
                                  a California corporation

                                  By:  /s/ Alberto W. Vilar
                                      ----------------------------------------
                                       ALBERTO W. VILAR, PRESIDENT


                                  AMERINDO INVESTMENT ADVISORS, INC.
                                  a Panama corporation

                                  By:  /s/ Alberto W. Vilar
                                      ----------------------------------------
                                      ALBERTO W. VILAR, DIRECTOR


                                  By: /s/ Alberto W. Vilar
                                      ----------------------------------------
                                      ALBERTO W. VILAR


                                  By:  /s/ Gary A. Tanaka
                                      ----------------------------------------
                                      GARY A. TANAKA


                                     - 10 of 13 -

                             EXHIBIT A

                          FORE SYSTEMS INC.

                            COMMON STOCK

                              345449102




     The following table sets forth for each of the Reporting
Persons and for each Other Named Individual the aggregate number of shares of the Common Stock of the Issuer beneficially owned by such person as of June 21, 1996, and the percentage which such shares constitute of the total number of shares outstanding, as reflected on Issuer's Form 10K for the Year ended March 31, 1996, unless based on more recent information obtained directly from the Issuer (with beneficial ownership determined as set forth in Rule 13D-3 under the Exchange Act, but disclaimed as set forth in the footnote):

NAME                   NO. OF SHARES (1)       PERCENT OF CLASS
- ----                   -------------           ----------------

Amerindo               3,631,500                      4.13%

Amerindo Panama          677,500                       .77%

Alberto W. Vilar       4,309,000                      4.90%

Gary A. Tanaka         4,309,000                      4.90%

James H. Furey                 0                      0.00%

Joaquin Garcia                 0                      0.00%

- ----------------

(1) Messrs. Vilar and Tanaka, as the sole directors and shareholders of each of the Advisor Entities, share voting and investment power as to all shares shown as owned by the Advisor Entities, but they and the Advisor Entities disclaim ownership of any of such shares. Each client of the Advisor Entities has the unilateral right to terminate the advisory arrangement with the Entity in question on notice which typically need not exceed 30 days.


                                     - 11 of 13 -

                              EXHIBIT B

                           FORE SYSTEMS INC.

                            COMMON STOCK

                              345449102


     The following table sets forth for each of the Reporting Persons and Other Named Individuals information concerning all acquisitions and dispositions of the Issuer's Common Stock by any such person during the period beginning on April 15, 1996, and ending on June 21, 1996, including (i) the date of the transaction, (ii) whether the transaction was a purchase or sale, (iii) the number of shares involved, and (iv) the price per share at which the transaction was effected. All transactions were effected on the open market.


                             Type of         Number         Price
Name             Date        Transaction     of Shares      per Share
- ----             ----        -----------     ---------      ---------

Amerindo US      04-23-96     Sell                 500      73.0000
Amerindo US      04-30-96     Sell              12,500      79.0000
Amerindo US      05-14-96     Sell               2,500      83.0364
Amerindo US      05-16-96     Sell               2,500      86.0748
Amerindo US      06-06-96     Buy               30,000      35.0500
Amerindo US      06-06-96     Buy               75,000      35.1250
Amerindo US      06-06-96     Buy               50,000      35.1880
Amerindo US      06-07-96     Buy               25,000      33.6250
Amerindo US      06-07-96     Buy               80,000      33.7500
Amerindo US      06-07-96     Buy               90,000      33.7920
Amerindo US      06-07-96     Buy               10,000      33.6250
Amerindo US      06-18-96     Buy              182,500      31.1280
Amerindo US      06-18-96     Buy              100,000      32.3750
Amerindo US      06-18-96     Buy               35,000      33.0540
Amerindo US      06-18-96     Buy               25,000      33.1250
Amerindo Panama  04-01-96     Sell               2,500      69.8248
Amerindo Panama  04-03-96     Sell               5,000      68.9500
Amerindo Panama  05-01-96     Sell               2,200      82.3250
Amerindo Panama  05-10-96     Sell               7,500      80.1000
Amerindo Panama  05-13-96     Sell               5,000      81.2886
Amerindo Panama  05-14-96     Sell                 100      83.0400
Amerindo Panama  05-15-96     Sell               2,500      85.3500
Amerindo Panama  05-17-96     Sell               2,500      87.5748
Amerindo Panama  05-20-96     Sell               3,000      88.6583
Amerindo Panama  06-07-96     Buy              125,000      33.7450
Amerindo Panama  06-20-96     Buy                7,500      27.8833



                                    - 12 of 13 -

                                   EXHIBIT C

                               FORE SYSTEMS INC.

                                  COMMON STOCK

                                   345449102


We hereby agree that the within Statement on Schedule 13D/A regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


                                        AMERINDO INVESTMENT ADVISORS INC.,
                                        a California corporation

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR, PRESIDENT

                                        AMERINDO INVESTMENT ADVISORS, INC.,
                                        a Panama corporation

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR, DIRECTOR

                                        By:  /s/ Alberto W. Vilar
                                            ------------------------------------
                                             ALBERTO W. VILAR

                                        By:  /s/ Gary A. Tanaka
                                            ------------------------------------
                                             GARY A. TANAKA


                                   - 13 of 13 -